UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Warrant Inducement Agreement

On December 30, 2024, SEALSQ Corp (the “Company”) entered into a letter agreement (the “Warrant Inducement Agreement”) with the holders (the “Investors”) of all of its outstanding warrants in order to provide the Investors with an opportunity to exercise such warrants to purchase ordinary shares, par value $0.01 per share of the Company (the “Ordinary Shares”), at a reduced exercise price and to receive additional Ordinary Shares upon exercise of such warrants, in each case prior to the Exercise Date (as defined below).

Under the Warrant Inducement Agreement, the Company agreed to reduce the exercise price per Ordinary Share issuable upon exercise of a Warrant (“Warrant Share(s)”) for (i) the July 2023 warrants (the “First Tranche Warrants”) to purchase Warrant Shares, (ii) the January 2024 warrants (the “Second Tranche Warrants”) to purchase Warrant Shares and (iii) the January 2024 warrants (the “Third Tranche Warrants” and collectively with the First Tranche Warrants and the Second Tranche Warrants, the “Warrants”) to purchase Warrant Shares, in each case from $2.00 to $1.65 per Warrant Share payable in cash provided that the Investors exercise the Warrants on or prior to 5:00 p.m. (New York Time) January 3, 2025 (the “Exercise Date”). In addition, in the event that the Warrants are exercised by the Exercise Date, the number of Warrant Shares issuable upon the exercise of the Warrants shall be increased such that the aggregate exercise price payable upon the exercise of such Warrants after taking into account the decrease in exercise price of such Warrants shall be equal to the aggregate exercise price of such Warrants prior to such adjustment. As a result, if the First Tranche Warrants are exercised by the Exercise Date, the number of Warrant Shares issuable will be 4,469,382; if the Second Tranche Warrants are exercised by the Exercise Date, the number of Warrant Shares issuable will be 3,033,159; if the Third Tranche Warrants are exercised by the Exercise Date, the number of Warrant Shares issuable will be 2,821,498.

With respect to the purchase of the Warrant Shares underlying the First Tranche Warrants, if no effective registration statement and current prospectus is available on or prior to 9:00 a.m. (New York Time) on January 3, 2025, the exercise price of the Warrant Shares underlying the First Tranche Warrants shall be further reduced to $1.30 per Warrant Share and the number of Warrant Shares issuable upon the exercise of the First Tranche Warrants shall be further increased such that the aggregate exercise price payable upon the exercise of such First Tranche Warrants after taking into account the additional decrease in exercise price of such First Tranche Warrants shall be equal to the aggregate exercise price of such First Tranche Warrants prior to such adjustment.

Under the Warrant Inducement Agreement, the Company and the Investors agreed to waive the obligations of the Company and the Investors as set forth in (i) Section 4.19 of the Securities Purchase Agreement, dated as of December 12, 2024, by and among the Company and the Investors, to close an additional convertible note tranche in an aggregate principal amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, by January 16, 2025, and (ii) Section 4.15 in each of the Securities Purchase Agreements, dated as of December 12, 2024, December 16, 2024 and December 17, 2024, by and among the Company and the Investors.

The offering of Ordinary Shares to be issued to the Investors upon exercise of the First Tranche Warrants was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-283358), which was declared effective on November 27, 2024 by the U.S. Securities and Exchange Commission (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around January 3, 2025.

The Ordinary Shares issuable upon exercise of the Second Tranche Warrants and the Third Tranche Warrants were registered for resale under the Company’s registration statement on Form F-1/A (File No. 333-278685) filed on September 12, 2024 and declared effective on September 24, 2024.

The foregoing description of the Warrant Inducement Agreement is qualified in its entirety by reference to the full text of the Warrant Inducement Agreement, which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1 and incorporated herein by reference.

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibit 10.1 filed herewith is hereby incorporated by reference in the Company’s Registration Statement on Form F-3 (File No. 333- 283358) and is deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2024	SEALSQ CORP

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer

	By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer

Exhibit No.	Description
10.1	Form of Warrant Inducement Letter Agreement
99.1	Press Release, dated December 30, 2024